EXHIBIT 99(a)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Quarter			Six months
	ended June 30		,	ended June 30		,
(in millions)	2003	2002		2003	2002

Earnings, including interest on deposits (1):
Income before income tax expense and effect of change in accounting principle	$2,351	$2,199		$4,665	$4,335
Fixed charges	930	1,034		1,855	2,103

	$3,281	$3,233		$6,520	$6,438

Fixed charges (1):
Interest expense	$882	$988		$1,761	$2,014
Estimated interest component of net rental expense	48	46		94	89

	$930	$1,034		$1,855	$2,103

Ratio of earnings to fixed charges (2)	3.53	3.13		3.51	3.06

Earnings, excluding interest on deposits:
Income before income tax expense and effect of change in accounting principle	$2,351	$2,199		$4,665	$4,335
Fixed charges	505	551		1,003	1,126

	$2,856	$2,750		$5,668	$5,461

Fixed charges:
Interest expense	$882	$988		$1,761	$2,014
Less interest on deposits	425	483		852	977
Estimated interest component of net rental expense	48	46		94	89

	$505	$551		$1,003	$1,126

Ratio of earnings to fixed charges (2)	5.66	4.99		5.65	4.85

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.